Nexa Resources S.A.
37A, Avenue J-F Kennedy
L-1855 Luxembourg, Grand Duchy of Luxembourg
R.C.S. Luxembourg B 185.489

Voting Results of the Annual General Meeting of Shareholders
held at 37A Avenue J-F Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg on May 8, 2025

Resolution	FOR			AGAINST			ABSTENTION			Total number of votes cast (excluding ABSTENTIONS)	Majority (%)
	(a) as per tabulation report (FOR)	(b) other than (a) (FOR)	Total number FOR	(a) as per tabulation report (AGAINST)	(b) other than (a) (AGAINST)	Total number AGAINST	(a) as per tabulation report (ABSTENTION)	(b) other than (a) (ABSTENTION)	Total number ABSTENTION		
1) Annual Accounts	32,024,185	85,655,128	117,679,313	8,086	0	8,086	1,528	0	1,528	117,687,399	99.993
2) Consolidated Financial Statements	32,024,172	85,655,128	117,679,300	8,109	0	8,109	1,518	0	1,518	117,687,409	99.993
3) Share Premium Distribution and Carry Forward Losses	32,022,712	85,655,128	117,677,840	10,201	0	10,201	886	0	886	117,688,041	99.991
4) Board Discharge	12,814,561	85,655,128	98,469,689	19,212,027	0	19,212,027	7,211	0	7,211	117,681,716	83.675
5) Re-election Flavio Aidar	56,287	85,655,128	85,711,415	12,822,525	0	12,822,525	19,154,987	0	19,154,987	98,533,940	86.987
6) Board Remuneration	32,014,881	85,655,128	117,670,009	16,024	0	16,024	2,894	0	2,894	117,686,033	99.986
7) Appointment PwC	7,727,284	85,655,128	93,382,412	24,305,271	0	24,305,271	1,244	0	1,244	117,687,683	79.348

Chairman	Secretary	Scrutineer
Alexandre Druta	Cristina Beniog	Octavio Lanzi

Nexa Resources S.A.
37A, Avenue J-F Kennedy
L-1855 Luxembourg, Grand Duchy of Luxembourg
R.C.S. Luxembourg B 185.489

Voting Results of the Extraordinary General Meeting of Shareholders
held at 37A Avenue J-F Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg on May 8, 2025

Resolution	FOR			AGAINST			ABSTENTION			Total number of votes cast (excluding ABSTENTIONS)	Majority (%)
	(a) as per tabulation report (FOR)	(b) other than (a) (FOR)	Total number FOR	(a) as per tabulation report (AGAINST)	(b) other than (a) (AGAINST)	Total number AGAINST	(a) as per tabulation report (ABSTENTION)	(b) other than (a) (ABSTENTION)	Total number ABSTENTION		
1) Authorization to Board to Increase Share Capital	36,902	85,655,128	85,692,030	26,850,084	0	26,850,084	5,146,813	0	5,146,813	112,542,114	76.142
2) Authorization to Board to Limit or Cancel Preferential Rights in Public Offers	40,694	85,655,128	85,695,822	26,845,738	0	26,845,738	5,147,367	0	5,147,367	112,541,560	76.146
3) Amendment Article 5.8 of the Articles of Association	44,547	85,655,128	85,699,675	26,843,967	0	26,843,967	5,145,285	0	5,145,285	112,543,642	76.148

Chairman
Alexandre Druta

Secretary
Cristina Beniog

Scrutineer
Octavio Lanzi